7/19

04035575

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME East Japan Railway Co.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

JUL 19 2004

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4990

FISCAL YEAR 3/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE: 7/19/04

(Summary English Translation)

Business Report for the 17th Fiscal Period

April 1, 2003 through March 31, 2004

East Japan Railway Company

To Our Shareholders

Compliments of Mutsutake Otsuka, the President and CEO of the Company, are mentioned.

Outline of the 17th Fiscal Period

Annual results for the 17th fiscal period are outlined.

Railway Operations

Outline of the Company's railway operations as well as the annual results of this segment is mentioned.

Graphs of operating revenue/operating income and passenger kilometers are included.

Related Operations

Outline of the Company's related business as well as the annual results of this segment is mentioned.

BALANCE SHEET
(As of March 31, 2004)

	(Millions of yen)
Assets	
Current Assets:	
Cash and deposits	¥49,056
Railway fares receivable	34,917
Accounts receivable	88,721
Short-term loans receivable	36,815
Real estate for sale	9,484
Inventories	11,896
Prepaid expenses	4,433
Deferred income taxes	47,526
Other current assets	17,510
Allowance for doubtful accounts	(1,509)
Total current assets	298,852
Fixed Assets:	
Fixed assets for railway operations	4,575,422
Fixed assets for other operations	364,128
Fixed assets relating to both operations	392,633
Construction in progress	133,811
Investment and other assets:	
Stocks of subsidiaries	153,890
Investment in securities	121,327
Long-term loans receivable	104,103
Long-term prepaid expenses	11,035
Long-term deferred income taxes	147,537
Other investment and other assets	5,090
Allowance for doubtful accounts	(603)
Total investment and other assets	542,380
Total fixed assets	6,008,375
Deferred Assets:	
Bond issue discount	93
Total deferred assets	93
Total Assets	¥6,307,321

Liabilities	*(Millions of yen)*
Current Liabilities:	
Short-term loans	¥72,000
Current portion of long-term loans	102,109
Current portion of long-term liabilities incurred for purchase of railway facilities	142,426
Payables	294,416
Accrued expenses	29,794
Accrued consumption taxes	10,326
Accrued income taxes	59,085
Fares deposited with regard to railway connecting services	16,004
Deposits received	9,494
Prepaid railway fares received	104,398
Advances received	59,507
Allowance for bonuses to employees	69,931
Other current liabilities	11,141
Total current liabilities	980,636
Long-term Liabilities:	
Bonds	1,033,960
Long-term loans	750,360
Long-term liabilities incurred for purchase of railway facilities	1,876,233
Accrued severance and retirement benefits	564,555
Other long-term liabilities	72,787
Total long-term liabilities	4,297,896
Total liabilities	¥5,278,532
Shareholders' Equity	
Common Stock	¥200,000
Capital Surplus:	
Additional paid-in capital	96,600
Total capital surplus	96,000
Earnings Surplus:	
Legal reserve	22,173
Reserve for special depreciation	1,217
Reserve for deferred gain on sales of fixed assets	32,998
General reserve	480,000
Unappropriated retained earnings	167,906
Total earnings surplus	704,296
Net Unrealized Holding Gains on Securities	27,893
Total Shareholders' Equity	1,028,789
Total Liabilities and Shareholders' Equity	¥6,307,321

STATEMENT OF INCOME

(Year ended March 31, 2004)

	(Millions of yen)
Ordinary Items	
Operating revenues and expenses:	
Railway operations:	
Operating revenues	¥1,837,351
Operating expenses	1,557,577
Operating income	279,773
Other operations:	
Operating revenues	59,891
Operating expenses	32,138
Operating income	27,752
Total operating income	307,526
Non-operating income and expenses:	
Non-operating income:	
Interest and dividend income	2,975
Other income	33,896
Total non-operating income	36,871
Non-operating expenses:	
Interest expense	159,119
Other expenses	2,069
Total non-operating expenses	161,189
Ordinary income	¥183,209

Extraordinary Items	*(Millions of yen)*
Extraordinary gains:	
Construction grants received	79,613
Gain on sales of fixed assets	19,068
Gain on sales of investment in securities	9,214
Other gains	89
Total extraordinary gains	107,986
Extraordinary losses:	
Loss from direct deduction from acquisition cost of fixed assets regarding construction grants	73,092
Loss on sales of fixed assets	10,006
Devaluation losses on investment in securities	-
Devaluation losses on fixed assets	-
Social insurance charges	8,595
Other losses	10,088
Total extraordinary losses	101,783
Income before income taxes	189,412
Income taxes-current	124,716
Income taxes-deferred	(39,624)
Net income	104,319
Unappropriated retained earnings brought forward	75,587
Interim cash dividends	12,000
Unappropriated retained earnings at end of year	¥167,906

STATEMENT OF APPROPRIATION OF RETAINED EARNINGS

	(Yen)
Unappropriated retained earnings at the end of the year	¥167,906,485,044
Reversal of reserve for special depreciation	299,285,394
Reversal of reserve for deferred gain on sales of fixed assets	1,436,475,490
Total	169,642,245,928

We will appropriate these amounts as follows:

Dividend (¥3,000 per share)	12,000,000,000
Bonuses to directors (of which to corporate auditors: ¥20,856,000)	176,813,000
Reserve for deferred gain on sales of fixed assets	4,891,105,407
General reserve	50,000,000,000
Total	67,067,918,407
Unappropriated retained earnings to be carried forward	¥102,574,327,521

Outline of the Company (As of March 31, 2004)

Railway Operations:

Operating kilometers: 7,526.8km

(Shinkansen: 1,052.9km, Ordinary railway: 6,473.9km)

Total number of stations: 1,697

Total number of rolling stock: 13,039

Other operations: Travel agents, sales, advertising, leasing, etc.

Related Operations:

Principal operations: Real estate leasing, housing sales, credit card operations, etc.

Total Number of Employees: 68,857 (2,329 fewer than the previous fiscal year)

A map of the Company's railway network is included.

Information Concerning Shares

Total number of shares authorized to be issued: 16,000,000 shares

Total number of outstanding shares: 4,000,000 shares

Total number of shareholders as of the end of the fiscal year: 337,193 persons

Names of principal shareholders, etc. are mentioned.

Graphs presenting shareholders by category and the number of shares a shareholder represents are included.

Directors and Corporate Auditors (As of June 23, 2004)

Names of 23 directors (including 4 representative directors) and 5 corporate auditors are mentioned.

Outline of Consolidated Results

Annual results for the 17th fiscal period are outlined.

(Translation)

Annual Report Release for the Fiscal Year ended March 31, 2004 (Consolidated Basis)

May 12, 2004

East Japan Railway Company
Code Number: 9020
(URL: http://www.jreast.co.jp/)

Listings:
Tokyo Stock Exchange (First Section)
Osaka Securities Exchange (First Section)
Nagoya Stock Exchange (First Section)

Representative: Mutsutake Otsuka, President and CEO

Head Office: Tokyo

Contact Person: Susumu Inoue, Director of Public Relations Department

Tel.: (03)5334-1300

Board Meeting Date: May 12, 2004

U.S. Standards of Accounting: Not Applicable

1. Consolidated Business Results (April 1, 2003 through March 31, 2004)

(1) Consolidated Results of Operations

	Operating Revenues	Operating Income	Ordinary Income
Year ended March 31, 2004	¥2,542,297 million (-0.9%)	¥351,419 million (2.4%)	¥225,365 million (11.2%)
Year ended March 31, 2003	¥2,565,670 million (0.9%)	¥343,095 million (8.5%)	¥202,609 million (49.2%)

	Net Income	Earnings per Share	Earnings per Share (fully diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Ordinary Income to Total Assets	Ratio of Ordinary Income to Operating Revenues
Year ended March 31, 2004	¥119,866 million (22.3%)	¥29,928.14	–	11.5%	3.3%	8.9%
Year ended March 31, 2003	¥97,986 million (106.1%)	¥24,453.48	–	10.2%	2.9%	7.9%

(Notes)

1. Investment profit and loss in equity method:

Year ended March 31, 2004 351 million yen

Year ended March 31, 2003 323 million yen

2. *Average number of outstanding shares for each period (Consolidated basis) :*
Year ended March 31, 2004 3,999,235
Year ended March 31, 2003 3,999,235
3. *Changes in accounting treatment: Not Applicable*
4. *Percentages appearing under operating revenues, operating income, ordinary income and net income represent the ratio of increase/decrease compared to the immediately preceding year.*

(2) Consolidated Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Total Assets	Shareholders' Equity per Share
At March 31, 2004	¥6,781,692 million	¥1,100,175 million	16.2%	¥275,052.28
At March 31, 2003	¥6,853,403 million	¥981,855 million	14.3%	¥245,463.20

(Note)

Total outstanding shares as of the end of each fiscal year (Consolidated basis):
Year ended March 31, 2004: 3,999,235
Year ended March 31, 2003: 3,999,235

(3) Consolidated Cash Flows

	Cash Flow by Operating Activities	Cash Flow by Investing Activities	Cash Flow by Financing Activities	Balance of Cash and Cash Equivalents at End of Year
Year ended March 31, 2004	¥387,060 million	¥-234,591 million	¥-196,192 million	¥82,935 million
Year ended March 31, 2003	¥433,304 million	¥-196,421 million	¥-310,658 million	¥126,478 million

(4) Object of Consolidation and Application of Equity Method

Number of consolidated subsidiaries: 98
Number of non-consolidated subsidiaries to which equity method is applicable: 0
Number of affiliated companies to which equity method is applicable: 2

(5) Changes in Scope of Consolidation and Application of Equity Method

Consolidated: 1 (new), 4 (excluded)
Equity method: 0 (new), 0 (excluded)

2. Forecast of Consolidated Business Results (April 1, 2004 through March 31, 2005)

	Operating Revenues	Ordinary Income	Net Income
Interim	¥1,268,000 million	¥127,000 million	¥72,000 million
Annual	¥2,561,000 million	¥234,000 million	¥126,000 million

(Reference)
Estimated earnings per share (annual): 31,506.03 yen

* The figures are rounded down to the nearest one million yen.
* Please note that the Forecast of Business Results as mentioned above is based on a certain assumption of ours which we deem it reasonable at the moment, and that the actual results may change according to various factors.

(Translation)

Outline of the Non-Consolidated Financial Statements for the Fiscal Year ended March 31, 2004

May 12, 2004

East Japan Railway Company
Code Number: 9020
(URL: http://www.jreast.co.jp/)

Listings:
Tokyo Stock Exchange (First Section)
Osaka Securities Exchange (First Section)
Nagoya Stock Exchange (First Section)

Representative: Mutsutake Otsuka, President and CEO
Head Office: Tokyo
Contact Person: Susumu Inoue, Director of Public Relations Department
Tel.: (03)5334-1300
Board Meeting Date: May 12, 2004
Interim Dividends: Applicable
General Meeting of Shareholders: June 23, 2004
"Tangen" Unit Share System: Not Applicable

1. Business Results (April 1, 2003 through March 31, 2004)

(1) Results of Operations

	Operating Revenues	Operating Income	Ordinary Income
Year ended March 31, 2004	¥1,897,242 million (-0.1%)	¥307,526 million (2.0%)	¥183,209 million (11.7%)
Year ended March 31, 2003	¥1,899,488 million (-0.1%)	¥301,366 million (7.8%)	¥164,071 million (65.2%)

	Net Income	Earnings per Share	Earnings per Share (fully diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Ordinary Income to Total Assets	Ratio of Ordinary Income to Operating Revenues
Year ended March 31, 2004	¥104,319 million (20.0%)	¥26,035.59	–	10.7%	2.9%	9.7%
Year ended March 31, 2003	¥86,966 million (20.9%)	¥21,693.96	–	9.6%	2.6%	8.6%

(Notes)

1. *Average number of outstanding shares for each period:*
   Year ended March 31, 2004: 4,000,000
   Year ended March 31, 2003: 4,000,000
2. *Changes in accounting treatment: Not Applicable*
3. *Percentages appearing under operating revenues, operating income, recurring income and net income represent the ratio of increase/decrease compared to the immediately preceding year.*

(2) Dividends

	Dividends per Share			Aggregate of Dividend Payments	Ratio of Dividends to Net Income	Ratio of Dividends to Shareholders' Equity
		Interim	Annual			
Year ended March 31, 2004	¥6,000.00	¥3,000.00	¥3,000.00	¥24,000 million	23.0%	2.3%
Year ended March 31, 2003	¥8,000.00	¥4,000.00	¥4,000.00	¥32,000 million	36.9%	3.5%

(Note)

Description of year-end dividend for the year ended March 31, 2004:
Special dividend: –

(3) Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Total Assets	Shareholders' Equity per Share
At March 31, 2004	¥6,307,321 million	¥1,028,789 million	16.3%	¥257,153.14
At March 31, 2003	¥6,315,388 million	¥925,018 million	14.6%	¥231,206.85

(Notes)

1. *Total outstanding shares as of the end of each fiscal year:*
   Year ended March 31 ,2004: 4,000,000
   Year ended March 31, 2003: 4,000,000
2. *Total number of own stocks as of the end of each fiscal year:*
   Year ended March 31 ,2004: –
   Year ended March 31, 2003: –

2. **Forecast of Business Results (April 1, 2004 through March 31, 2005)**

	Operating Revenues	Recurring Income	Net Income	Dividends per Share		
				Interim	Annual	
Interim	¥949,000 million	¥106,000 million	¥62,000 million	¥3,000.00	–	–
Annual	¥1,902,000 million	¥186,000 million	¥108,000 million	–	¥3,000.00	¥6,000.00

(Reference)
Estimated net income per share (annual): 27,000.00 yen

* The figures are rounded down to the nearest one million yen.

* Please note that the Forecast of Business Results as mentioned above is based on a certain assumption of ours which we deem it reasonable at the moment, and that the actual results may change according to various factors.

TRANSLATION

NOTICE OF THE 17TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD IN TOKYO, JAPAN ON JUNE 23, 2004

(This is a translation, for information purpose only, of the original Notice of the General Meeting of Shareholders in the Japanese language dispatched to shareholders in Japan. Certain omissions and modifications have been made from the original Japanese notice. The financial statements included in this Notice are based upon accounting principles and practices generally accepted in Japan and include the accounts of East Japan Railway Company only. They should not be confused with consolidated accounts.)

EAST JAPAN RAILWAY COMPANY

TOKYO, JAPAN

TRANSLATION

May 28, 2004

TO OUR SHAREHOLDERS:

East Japan Railway Company
2-2, Yoyogi 2-chome
Shibuya-ku, Tokyo
Japan

Mutsutake Otsuka
President and CEO

Notice of Convocation of the 17th Ordinary General Meeting of Shareholders

This is to inform you that the Company's 17th Ordinary General Meeting of Shareholders will be held as described below.

You are cordially invited to attend the Meeting.

IF YOU ARE UNABLE TO ATTEND, YOU MAY EXERCISE YOUR VOTING RIGHTS IN WRITING. IF YOU WISH TO DO SO, AFTER EXAMINING THE ATTACHED REFERENCE MATERIALS, PLEASE INDICATE YOUR VOTES BY FILLING OUT AND SIGNING THE ENCLOSED FORM FOR EXERCISING VOTING RIGHTS, AND RETURN THE FORM TO US.

Particulars

1. Date: At 10:00 a.m., on Wednesday, June 23, 2004

2. Place: Hotel New Otani (Main Tower)
4-1, Kioicho, Chiyoda-ku, Tokyo, Japan

* * * * * * * * * *

If you attend the Meeting on the appointed date, please bring with you the form for exercising voting rights enclosed herewith, and surrender it to the receptionist at the place of the Meeting.

3. Purpose of Meeting:

Matters to be reported:

Presentation of the Business Report, Balance Sheet and Statement of Income for the 17th fiscal year from April 1, 2003 through March 31, 2004

Matters to be resolved:

Agenda Item No. 1: Approval of the proposed appropriation of retained earnings for the 17th fiscal year

Agenda Item No. 2: Acquisition of the Company's own shares

The substance of this proposed agendum is as set forth in "Reference Materials Concerning the Exercise of Voting Rights" below.

Agenda Item No. 3: Partial amendments to the Articles of Incorporation

The substance of this proposed agendum is as set forth in "Reference Materials Concerning the Exercise of Voting Rights" below.

Agenda Item No. 4: Election of twenty-three (23) Directors

Agenda Item No. 5: Payment of retirement benefits to Directors and Corporate Auditors

Agenda Item No. 6: Amendment of the remuneration amount to be paid to Corporate Auditors

(Attached Materials)

BUSINESS REPORT

For the period from April 1, 2003 through March 31, 2004

I. SUMMARY OF OPERATIONS

1. Business Developments and Results

(1) Overview

The Japanese economy during this fiscal year continued to recover through steady exports and capital expenditure, as well as an upturn in production activity during the latter half of the fiscal year. While the employment situation is still severe with the continuing high unemployment rate, the economy showed modest rebound by the end of the period through steady personal consumption and improving corporate profits.

In this economic environment, use of the Company's services showed an increase over the previous year, helped by favorable use of the Shinkansen and conventional lines in the Tokyo metropolitan area, as well as the leap-year effect. The Company intensified efforts to increase revenues by making maximum use of train networks, stations and other management resources, and promoted efficiency in business operations by way of thorough revisions of overall costs and streamlining of assets.

As a result, operating revenues from railway operations as a whole were at the same level as the previous year, as the increase of revenues from ordinary tickets for the Shinkansen and conventional lines in the Tokyo metropolitan area made up for the decrease in revenues from commuter passes. Operating revenues from other operations decreased due to a decrease in real estate leasing income, while the income from credit card business increased. Combining railway operations and other operations, operating revenues as a whole were ¥1,897.2 billion, a decrease of 0.1% compared with the previous year. On the other hand, operating expenses decreased on reduction of personnel costs and depreciation costs, etc., and net non-operating expenses improved on reduction of interest payments. As a result, ordinary income was ¥183.2 billion, an increase of 11.7% compared to the previous year, and net income was ¥104.3 billion, an increase of 20.0% compared to the previous year.

(2) Summary of Operations by Business Category

A. Railway Operations

In railway operations, the Company boosted the transport capacity of the Shinkansen network and conventional lines network in the Tokyo metropolitan area to increase revenues. Various plans were implemented to upgrade station facilities, rolling stock and passenger guidance systems in order to improve the safety and passenger services.

In the safety measures, the Company strove to boost operational safety based on "Safety Plan 21", a five-year safety plan. The Company promoted application of the

ATS-P and ATS-Ps systems, which automatically stop trains in order to prevent collisions. After the earthquake in the Tohoku district on May 26, 2003, the applicable area for earthquake strengthening work on elevated railroads, which had been undertaken after the Great Hanshin-Awaji Earthquake, was expanded. For stable transportation, construction to prevent accidents caused by rainfall was implemented for the Yamagata Shinkansen, and construction to prevent accidents caused by snowfall was implemented for the Tohoku, Joetsu and Nagano Shinkansen. In light of the lessons learned from the transport disorder caused by the delay in the switch to new rail lines accompanying the elevation of the Chuo-line railways, the Company improved its process monitoring and testing methods and strengthened its communication system. In order to prevent level crossing accidents, facilities such as crossing gates were improved and a "Crossing Accident Prevention Campaign" was implemented. Furthermore, a "Challenge Safety Campaign" was maintained to raise employee's safety consciousness.

In order to improve customer service, the Company implemented various measures to provide "Full Customer Oriented Service." For example, number of seats marked for senior and disabled passengers were increased, elevators and escalators were increased at the stations, and improvements to create a barrier-free environment were announced on our website in order to increase accessibility for elderly and disabled customers. The number of "Service Managers" who conduct precise guidance to passengers at stations was increased. Also in response to the smoke-free preferences among customers, the number of nonsmoking cars was increased and smoking areas in the stations were moved or consolidated. To prepare for transport delays and stoppages, the Company placed LED displays outside entrance gates at stations to provide information to customers.

In IT related services, the Company strove to improve convenience of "Suica" card and started service in Sendai area and launched the "Suica FREX Commuter Pass" on the Tohoku Shinkansen (Tokyo to Utsunomiya) and the Joetsu Shinkansen (Tokyo to Takasaki). In March 2004, the Company started shopping services by Suica (electric money) on a full-scale. Moreover, the Company agreed with companies issuing the "Pass Net" and "Bus Mutual Card" to begin accepting of the IC cards in the Kanto area from the fiscal year 2006 and with them jointly established "IC Card Mutual Usage Center Co., Ltd." for the smooth launching of services.

In the sales and marketing area, the Company strove to increase train usage taking advantage of reinforced Shinkansen networks. For example, the Company promoted "Warm North Tohoku - 1st Anniversary of Hayate" campaign, following the "North Tohoku Destination Campaign" to develop tourism in the North Tohoku area in cooperation with local governments. In addition, the Company worked to boost tourism from the Tohoku and Shinetsu area to Tokyo through attractive packages. In order to increase train usage in the winter by promoting winter leisure activities, the Company operated "JR SKI" campaign featuring an ostrich character and strove to increase sales of ski tour packages through an aggressive ad campaign. As a measure for promoting visitors from overseas, the Company worked to enhance the attractiveness of Japan as a tourist destination, as through package tours combining visits to cultural and natural sites around the Company's operating area and use of sleeper trains. As a targeted marketing strategy, the Company expanded package lineups for active seniors through its "Otona no Kyujitsu" brand and its "Nombiri Komachi" and "Meguri Hime" targeted for women.

In the transportation area, a diagram revision was implemented in March 2004. For Shinkansen services, in the Joetsu Shinkansen, Honjo-Waseda station was newly opened and the number of seats during morning and evening commute was increased by expanding operation of two-storied sixteen-car trains. Moreover, train speed was improved in the Tohoku Shinkansen, and the train speed of "Toki" on the Joetsu Shinkansen which connects to the express train "Hakutaka" was increased to 240km/h to shorten the travel time to the Hokuriku area in order to compete with airlines. As for express trains on conventional lines, "Super Azusa" on the Chuo line and "Super View Odoriko" on the Tokaido line increased the number of trains running. "Narita Express" increased the number of trains running between Omiya and Narita, and all its trains from and to Yokohama area began stopping at Shinagawa station, aiming to improve transportation services. In the Tokyo metropolitan area, the Keihin-Tohoku line and the Yokohama line increased the number of trains running in the morning rush hour to reduce congestion, and new-model rolling stock were introduced on the Yamanote line and the Joban (express) line on an ongoing basis.

In the research and development area, the Company conducted various R&D activities as led by Research & Development Center of JR East Group. For example, the Company acted on research for achieving a maximum speed exceeding 300km/h aimed at creating the world's best high-speed rail system and conducted high-speed operation tests utilizing rolling stock actually in use for passenger services in the Joetsu Shinkansen and the Tohoku Shinkansen. As for conventional line rolling stock, the "NE Train (New Energy Train)," an environmentally friendly hybrid train, started operational tests. The "next generation turnouts," aimed at preventing breakdowns and reducing maintenance, were also developed and introduced. In addition, research and analysis of consumer behavior around stations were conducted for a marketing study, and in order to increase the comfort and convenience of stations, the Company invited research themes from universities and other research institutions, and prepared for joint research.

As for environmental protection measures, the Company expanded use of power-saving rolling stock and promoted recycling of wastes and "green procurement" (priority purchase of environmentally friendly products) with the goal of zero-emissions (elimination of unrecyclable wastes). The Company expanded the contents of its "Social and Environmental Report" by adding information on the group companies. Furthermore, the Company actively participated in external exhibitions and held environmental events at Tokyo station to enhance recognition of the Company's environmental protection measures.

Among the non-transport services related to railway operations, in order to improve services at stations, "Station Renaissance" program, a campaign aiming to create new stations for the 21st century, was carried out. For example, "Dila Asagaya" and "Dila Nishi-Ogikubo" were opened in Tokyo as large-scale developments around the major stations in the Tokyo metropolitan area, and development of Nishi-Funabashi station and Omiya station were continued. Existing stores were renewed to revitalize the station facilities, and fine-tuned development of stores were undertaken in Sendai station, Ikebukuro station, Fukushima station and Kawagoe station. Moreover, "JR East Station Retailing Co., Ltd." was established to create innovative station space for commercial development taking advantage of the station facilities. In advertising business, the Company reviewed the product lineup and fees to add attractiveness to transportation advertising, expanded introduction of advertisement over train exteriors and promoted video advertisement in trains. As a part of the "Station Renaissance," advertising media in the stations were improved to increase sales.

As a result, the number of passengers for the fiscal year was 5.8 billion, up by 0.6% from the previous year, and passenger kilometers were 125.7 billion, up by 0.5% from the previous year, operating revenues from railway operations were ¥1,837.3 billion, down 0.0% from the previous year, and operating income from railway operations was ¥279.7 billion, up by 2.7% from the previous year.

B. Other Operations

In other operations, the Company developed businesses that can bring synergy with railway operations and strove to increase competitiveness and profitability through group-wide cooperation.

In real estate leasing operations, the "JR Shinagawa East Building," a large-scale office and commercial building, was opened in Tokyo, and the shopping center "Atré Shinagawa" was launched inside the building's commercial zone. Shopping centers such as "Lumine Kawagoe" in Saitama and "Ekist Shonan-Hiratsuka" in Kanagawa were opened, and existing shopping centers such as "Shapo Ichikawa" and "Perie Inage" in Chiba, "Kokubunji L" in Tokyo, "Fesan" in Iwate were renewed focusing on day-to-day necessities and other general merchandise and restaurants. The Company also opened "HOTEL METS Mejiro" in Tokyo and "Hotel Dream Gate Maihama" in Chiba, introducing new technology to utilize space under the elevated railroads. With respect to housing development and sales, the Company started sales of units at condominium projects at "Makuhari Bay Town City's Fort" in Chiba and "View Verger Annaka-Haruna" in Gunma. A portal site "ekipara," providing general information for shopping centers of the group, launched the site "keitai-ekipara" for mobile phones to realize timely access to the station building information.

In the credit card business, the Company issued "View Suica" card which integrated View Card with Suica IO Card, realizing "a convenient all-in-one card for train and shopping". The Company also started "Thanks Charge" to charge credit card points to Suica as the Company's unique credit card service and issued credit cards branded with JCB and MasterCard in addition to VISA to enhance credit card lineup. From January 2004, the Company improved station convenience by launching cash withdrawal and balance inquiry services for postal savings cash cards at the station ATM corner "VIEW ALTTE."

As a result, operating revenues from other operations were ¥59.8 billion, down by 3.6% from the previous year, and operating income from other operations was ¥27.7 billion, down by 3.9% from the previous year.

(3) Our Tasks

In "New Frontier 21", the medium-term business plan for the group, the Company defines the goal of "Trusted Life-Style Service Creating Group". However, during this fiscal year, we caused problems which damaged the Company's credibility and brought inconvenience to our shareholders, including the transport disorder caused by the delay in the switch to new rail lines accompanying the elevation of the Chuo-line railways. The

Company will return to its starting point of "customer oriented service," enhance safety and stability in railway business, and strive to regain trust from customers.

At the same time, the Company will strive to establish a structure to enable sustainable development as a corporate group through effort on increase of revenues and restructuring of group companies, with the goal to accomplish the "New Frontier 21" plan in an early stage. The Company will establish a strong management basis which will make possible stable dividend distribution and improve management transparency through expanded corporate disclosure, in acknowledgement of support from shareholders.

Continued understanding and support from shareholders will be greatly appreciated.

2. Capital Investment

Capital investments were made with the focus on safe and stable transportation, promotion of "Station Renaissance," introduction of IT technology, reduction of maintenance cost and increase of profitability in order to accomplish the "New Frontier 21" plan.

Total amount of capital investment during the fiscal year was ¥235.5 billion. Major investments are as described below:

(1) Major Construction Works Completed

(a) Railway Operations

- Installations of automatic train stopping system (ATS-P and ATS-Ps) (Sobu (express) line and 4 other railway sections)
- Constructions to prevent accidents from rainfall (Akita Shinkansen and 2 other railway sections)
- Introduction of Autonomous Decentralized Transport Operation/Control system (ATOS) (Joban (express) line and 1 other railway section)
- Installations of elevators and escalators (210 at Akihabara and 56 other stations)
- Improvement of major terminal stations (Tokyo and other 4 stations)
- New building of Shinkansen rolling stock (124 cars)
- New building of commuter train rolling stock for the Tokyo metropolitan area (332 cars)
- Store development based on Station Renaissance program (Asagaya station and Nishi-Ogikubo station, etc.)

(b) Other Operations

- Construction of JR Shinagawa East Building
- Construction of lifestyle-oriented shopping centers (Kawagoe and other 2 stations)
- Construction of HOTEL METS (Mejiro)
- Construction of Hotel Dream Gate Maihama

(2) Major Construction Works in Progress

(a) Railway Operations

- Installations of automatic train stopping system (ATS-P) (Ito line and 1 other railway section)
- Introduction of Autonomous Decentralized Transport Operation/Control system (ATOS) (Takasaki line and 6 other railway sections)
- Overhead crossing construction in Ikebukuro station for Saikyo and Yamanote freight-traffic lines
- Digitalization of ATC systems on conventional lines
- Digitalization of ATC systems on the Tohoku Shinkansen and the Joetsu Shinkansen
- Improvement of major terminal stations (Yokohama station)
- New building of Shinkansen rolling stock
- New building of commuter train rolling stock for the Tokyo metropolitan area
- Store development based on Station Renaissance program (Nishi-Funabashi station and Omiya station, etc.)

(b) Other Operations

- Construction of Tokyo Building (tentative name)

3. Fund Raising

The Company issued bonds, and borrowed long-term loans principally from banks, as detailed below to apply the funds for repayment of long-term liabilities.

	Amount	Details
Bonds	¥140.0 billion	Domestic straight bonds: ¥140.0 billion
Long-term loans principally from banks	¥155.0 billion	
Total	¥295.0 billion	

4. Changes in Results of Operations and State of Assets

(in billions of yen, except per share amount)

	14th Fiscal Year (April 2000 to March 2001)	15th Fiscal Year (April 2001 to March 2002)	16th Fiscal Year (April 2002 to March 2003)	17th Fiscal Year (April 2003 to March 2004)
Operating revenues	1,913.4	1,901.9	1,899.4	1,897.2
Railway operations	1,852.9	1,841.7	1,837.3	1,837.3
Other operations	60.5	60.1	62.1	59.8
Ordinary income	97.8	99.3	164.0	183.2
Net income	56.2	71.9	86.9	104.3
Earnings per share	14,063 yen	17,989 yen	21,693 yen	26,035 yen
Total assets	6,515.0	6,381.6	6,315.3	6,307.3
Net assets	812.1	881.4	925.0	1,028.7

- In the 14th fiscal year, the Company continued to strive to increase revenue by utilizing five Shinkansen networks and promoted management efficiency through overall revisions of costs aiming for the establishment of healthy and stable management structure. Operating revenue was ¥1,913.4 billion, ordinary income was ¥97.8 billion and net income was ¥56.2 billion.

- In the 15th fiscal year, the Company strove to increase revenue by utilizing management resources, including railway network such as Shinkansen and station facilities, and promoted management efficiency through overall revision of costs. Operating revenue was ¥1,901.9 billion, ordinary income was ¥99.3 billion and net income was ¥71.9 billion.

- In the 16th fiscal year, the Company strove to increase revenue by utilizing management resources, including railway network such as Shinkansen with the launch of the route between Morioka and Hachinohe and station facilities, and promoted management efficiency through overall revision of costs and streamlining of assets. Operating revenue was ¥1,899.4 billion, ordinary income was ¥164.0 billion and net income was ¥86.9 billion.

- Performance for the 17th fiscal year is as described in "1. Business Developments and Results" above.

II. SUMMARY OF THE COMPANY (as of March 31, 2004)

1. Major Businesses

The Company's major businesses are railway operations and other operations.

(1) Railway Operations

Branch Office	Number of Stations	Operating kilometers (in kilometers)		
		Conventional lines	Shinkansen	Total
Tokyo Branch Office	80	178.1	17.8	195.9
Yokohama Branch Office	108	327.9	-	327.9
Hachioji Branch Office	94	287.1	-	287.1
Omiya Branch Office	76	313.0	166.5	479.5
Takasaki Branch Office	88	367.8	165.5	533.3
Mito Branch Office	112	470.1	-	470.1
Chiba Branch Office	158	592.2	-	592.2
Sendai Branch Office	288	1,122.8	223.6	1,346.4
Morioka Branch Office	230	977.5	234.5	1,212.0
Akita Branch Office	143	637.2	-	637.2
Niigata Branch Office	189	772.0	168.0	940.0
Nagano Branch Office	131	428.2	77.0	505.2
Total	1,697	6,473.9	1,052.9	7,526.8

Number of rolling stock is 13,039 (11,593 electric railcars, 250 passenger railcars, 537 diesel railcars, 197 locomotives and 462 other rolling stock).

In relation to railway operations, the Company operates travel agency services, services conducted at station premises, advertising business and leasing of space under elevated railroads, etc.

(2) Other Operations

The Company conducts real estate leasing services regarding station buildings and hotels, housing development and sales services and credit card services, etc.

2. Main Business Offices

Head Office: 2-2, Yoyogi 2-chome, Shibuya-ku, Tokyo

Organizations affiliated to Head Office:
Research & Development Center of JR East Group (Saitama)
Overseas office (New York, Paris)
JR East General Education Center (Fukushima)
JR Tokyo General Hospital

JR East Health Promotion Center (Tokyo)

Branch Offices, etc.:

Tokyo Branch Office, Yokohama Branch Office
Hachioji Branch Office, Omiya Branch Office
Takasaki Branch Office, Mito Branch Office
Chiba Branch Office, Sendai Branch Office
Morioka Branch Office, Akita Branch Office
Niigata Branch Office, Nagano Branch Office
Shinkansen Transport Department (Tokyo)
Tokyo Construction Office, Tokyo Electric Construction Office
Tohoku Construction Office (Miyagi)
Joshinetsu Construction Office (Gunma)
Yamagata Branch, Fukushima Branch, Aomori Branch
Niitsu Rolling Stock Plant

Central Health Supervision Office was relocated and changed its name to JR East Health Promotion Center as of November 1, 2003.

3. Employees

Classification	Number of employees (Increase or decrease during the fiscal year)		Average age	Average years of service
Male	66,794	(Decrease by 2,412)	44.8 years	14.8 years
Female	2,063	(Increase by 83)	29.9 years	7.7 years
Total/Average	68,857	(Decrease by 2,329)	44.3 years	14.6 years

(Note)

Average years of service, which include years of service at Japanese National Railways, is 24.5 years for all employees.

4. Information concerning Shares

(1) Total number of shares authorized to be issued
16,000,000 shares

(2) Total number of issued shares
4,000,000 shares

(3) Total number of shareholders
337,193 persons

(4) Principal shareholders

Name of shareholder	Number of shares held	Ratio of voting rights	Investment by the Company in principal shareholder: Number of shares held	Investment by the Company in principal shareholder: Ratio of voting rights
	(shares)	(%)	(shares)	(%)
Japan Trustee Services Bank, Ltd. (as Trustee)	287,858	7.20	-	-
The Master Trust Bank of Japan, Ltd. (as Trustee)	227,845	5.70	-	-
Mizuho Corporate Bank, Ltd.	199,899	5.00	-	-
The JR East Employees Shareholding Association	131,018	3.28	-	-
The Chase Manhattan Bank, N.A. London	118,613	2.97	-	-
State Street Bank and Trust Company	107,708	2.69	-	-
Sumitomo Mitsui Banking Corporation	105,300	2.63	-	-
The Bank of Tokyo-Mitsubishi, Ltd.	95,000	2.38	-	-
Nippon Life Insurance Company	80,000	2.00	-	-
The Chase Manhattan Bank, N.A. London SL Omnibus Account	76,562	1.91	-	-

(Notes)

*1 Japan Trustee Services Bank, Ltd. and The Master Trust Bank of Japan, Ltd. hold all shares as trustee.

*2 As of March 31, 2004, the Company held 20,599 shares (ratio of voting rights holding is 0.19%) of common stock of Mizuho Financial Group, Inc., the 100% owning parent company of Mizuho Holdings, Inc. which is in turn the 100% owning parent company of Mizuho Corporate Bank, Ltd..

*3 As of March 31, 2004, the Company held 17,231 shares (ratio of voting rights holding is 0.30%) of common stock of Sumitomo Mitsui Financial Group, Inc., the 100% owning parent company of Sumitomo Mitsui Banking Corporation

*4 As of March 31, 2004, the Company held 12,669 shares (ratio of voting rights holding is 0.20%) of common stock of Mitsubishi Tokyo Financial Group, Inc., the 100% owning parent company of The Bank of Tokyo-Mitsubishi, Ltd.

5. Group Activities

(1) Principal Subsidiaries

Name of subsidiary	Stated capital (Millions of yen)	Ratio of voting rights held by the Company (%)	Main business
Ikebukuro Terminal Building Co., Ltd.	6,000	100.0 (1.3)	Hotel operations
JR Bus Kanto Co., Ltd.	4,000	100.0	Passenger bus transport services
East Japan Kiosk Co., Ltd.	3,855	90.9	Retail sales
Tokyo Monorail Co., Ltd.	3,000	70.0	Monorail transport services
Lumine Co., Ltd.	2,375	89.5	Real estate leasing
JR Bus Tohoku Co., Ltd.	2,350	100.0	Passenger bus transport services
Sendai Terminal Building Co., Ltd.	1,800	100.0 (9.9)	Hotel operations
JR East Urban Development Corporation	1,450	100.0	Real estate leasing
Nippon Restaurant Enterprise Co., Ltd.	730	91.3 (3.7)	Restaurant business and Retail sales
East Japan Railway Trading Co., Ltd.	560	100.0	Wholesale
JR East Japan Information Systems Company	500	100.0	Information processing
The EKIBIRU Development Co. TOKYO	300	100.0	Real estate leasing
East Japan Marketing & Communications, Inc.	250	100.0	Advertising and publicity
East Japan Eco Access Co., Ltd.	120	100.0	Cleaning services
JR East Mechatronics Co., Ltd.	100	100.0	Maintenance services
JR East Facility Management Co., Ltd.	50	100.0	Building maintenance

(Note)
*1 Ratios of voting rights in parentheses represent shares held indirectly by the Company.

*2 Ikebukuro Terminal Building Co., Ltd. was demerged into Hotel Metropolitan Co., Ltd. and Ikebukuro Terminal Building Co., Ltd. as of April 1, 2004 by company split. From April 1, 2004, Hotel Metropolitan Co., Ltd. became a principal subsidiary.

(2) Developments and Results of Group Activities During this Fiscal Year

Ratios of voting rights in Ikebukuro Terminal Building Co., Ltd., Lumine Co., Ltd. and Sendai Terminal Building Co., Ltd. have been increased due to additional share acquisition, etc. during the fiscal year.

The Company's consolidated subsidiaries as of March 31, 2004 were comprised of 98 companies, including 16 principal subsidiaries described in (1) above, and two of its affiliates were accounted for by the equity method of accounting. During the fiscal year, one company (JR East Station Retailing Co., Ltd.) was newly consolidated and four companies (Lumine Ogikubo Co., Ltd., Tsuchiura Station Development Co., Ltd., Fukushima Station Development Co., Ltd. and Matsumoto Station Building Co., Ltd.) were excluded from consolidation. Affiliates accounted for by the equity method of accounting have not changed during this fiscal year.

Consolidated net sales for the fiscal year amounted to ¥2,542.2 billion, a decrease of 0.9% compared with the previous year. Consolidated net income for this fiscal year amounted to ¥119.8 billion, an increase of 22.3% compared with the previous year.

6. Principal Lenders

Name of lender	Borrowings outstanding (Millions of yen)	Shares of the Company held by the lenders	
		Number of shares held (shares)	Ratio of voting rights (%)
Development Bank of Japan	239,020	-	-
Mizuho Corporate Bank, Ltd.	132,500	199,899	5.00
Sumitomo Mitsui Banking Corporation	83,000	105,300	2.63
The Bank of Tokyo-Mitsubishi, Ltd.	74,500	95,000	2.38
Nippon Life Insurance Company	28,500	80,000	2.00
The Mitsubishi Trust and Banking Corporation	26,000	66,002	1.65
Mizuho Bank, Ltd.	25,000	73,334	1.83
The Dai-Ichi Mutual Life Insurance Company	25,000	71,000	1.78

7. Directors and Corporate Auditors

Position	Name	Duty or principal occupation
Chairman	Masatake Matsuda	
President and CEO (Representative Director)	Mutsutake Otsuka	
Executive Vice President (Representative Director)	Yoshio Ishida	Director General of Railway Operations Headquarters
Executive Vice President (Representative Director)	Satoshi Seino	Director General of Corporate Planning Headquarters
Executive Vice President (Representative Director)	Makoto Natsume	Director General of Life-style Business Development Headquarters
Executive Director	Nobuyuki Hashiguchi	Deputy Director General of Railway Operations Headquarters; In charge of Facilities Department, Railway Operations Headquarters; In charge of Construction Department
Executive Director	Yasutomo Shirakawa	Deputy Director General of Railway Operations Headquarters; In charge of Marketing Department, Railway Operations Headquarters; In charge of Transport & Rolling Stock Department, Railway Operations Headquarters; In charge of Credit Card Department; In charge of IT Business Project
Executive Director	Yukio Arimori	General Manager of Technology Planning Department, Corporate Planning Headquarters; Executive Director of Research & Development Center of JR East Group; In charge of Transport Safety Department, Railway Operations Headquarters
Executive Director	Hiroshi Okawa	General Manager of Tokyo Branch Office
Executive Director	Tetsujiro Tani	In charge of Public Relations Department; In charge of Legal Department; In charge of General Affairs Department
Executive Director	Yoshiaki Arai	Deputy Director General of Life-style Business Development Headquarters
Executive Director	Nobuyuki Sasaki	In charge of Inquiry & Audit Department; In charge of Personnel Department; In charge of Health & Welfare Department
Executive Director	Tetsuro Tomita	Deputy Director General of Corporate Planning Headquarters; In charge of

		Finance Department
Director	Atsuhiko Kano	General Manager of Life-style Business Development Headquarters
Director	Shinichi Shimizu	General Manager of Sendai Branch Office
Director	Takao Kubo	General Manager of Mito Branch Office
Director	Takao Saito	General Manager of Nagano Branch Office
Director	Masanori Tanaka	General Manager of Omiya Branch Office
Director	Toru Sekine	Stationmaster of Tokyo Station, Tokyo Branch Office
Director	Shunichi Suzuki	General Manager of Chiba Branch Office
Director	Yoichi Minami	General Manager of Marketing Department, Railway Operations Headquarters
Director	Masaki Ogata	General Manager of Transport & Rolling Stock Department, Railway Operations Headquarters
Director	Masahiko Ogura	General Manager of Yokohama Branch Office
Director	Kazuyuki Kogure	General Manager of Management Administration Department, Corporate Planning Headquarters
Director	Katsumi Asai	General Manager of Personnel Department; Director of JR East General Education Center
Director	Shoichiro Yoshida	Chairman, Representative Director and CEO of Nikon Corp.
Director	Takeshi Inoo	
Full-time Corporate Auditor	Toshiaki Omori	
Full-time Corporate Auditor	Jiro Bando	
Corporate Auditor	Kiyoshi Uetani	Attorney-at-law
Corporate Auditor	Tsutoo Matsumoto	Auditor of The Japanese Institute of Certified Public Accountants
Corporate Auditor	Shinobu Hasegawa	

(Notes)

1. Mr. Shoichiro Yoshida and Mr. Takeshi Inoo, Directors, are outside corporate directors as prescribed in Item 7-2, Paragraph 2, Article 188 of the Commercial Code.

2. Mr. Toshiaki Omori and Mr. Jiro Bando, Full-time Corporate Auditors, and Mr. Kiyoshi Uetani and Mr. Tsutoo Matsumoto, Corporate Auditors, are outside corporate auditors as prescribed in Paragraph 1, Article 18 of the Law concerning Special Measures under the Commercial Code with respect to Audit, etc. of Joint Stock Corporations (Kabushiki Kaisha).

3. Mr. Eiji Hosoya, Executive Vice President and Representative Director, Mr. Kunio Aoki, Mr. Hiroshi Ogino, Mr. Makoto Egashira, Mr. Masao Tsukamoto and Mr. Tsutomu Sato, Directors, resigned as of the conclusion of the 16th Ordinary General Meeting of Shareholders held on June 25, 2003.

4. Mr. Katsuhiro Harada and Mr. Nobumasa Omatsu, Full-time Corporate Auditors, and Mr. Tetsuo Takeuchi, Corporate Auditor, retired as of the conclusion of the 16th Ordinary General Meeting of Shareholders held on June 25, 2003.

III. SUBSEQUENT EVENTS

The Company issued bonds under the following terms.

1. East Japan Railway Company Unsecured Bonds (31st series)

(1)	Issue date:	April 30, 2004
(2)	Aggregate principal amount:	¥20,000 million
(3)	Issue price:	99.96% of the principal amount
(4)	Interest rate:	1.58% per annum
(5)	Maturity:	March 19, 2014
(6)	Use of proceeds:	Funds for repayment of debts and long-term liabilities incurred for purchase of railway facilities

2. East Japan Railway Company Unsecured Bonds (32nd series)

(1)	Issue date:	April 30, 2004
(2)	Aggregate principal amount:	¥10,000 million
(3)	Issue price:	99.85% of the principal amount
(4)	Interest rate:	2.26% per annum
(5)	Maturity:	March 19, 2024
(6)	Use of proceeds:	Funds for repayment of debts and long-term liabilities incurred for purchase of railway facilities

---

Note: All yen amounts given in this report are shown by rounding down any amounts less than the units shown.

BALANCE SHEET
(As of March 31, 2004)

	(Millions of yen)
Assets	
Current Assets:	
Cash and deposits	¥49,056
Railway fares receivable	34,917
Accounts receivable	88,721
Short-term loans receivable	36,815
Real estate for sale	9,484
Inventories	11,896
Prepaid expenses	4,433
Deferred income taxes	47,526
Other current assets	17,510
Allowance for doubtful accounts	(1,509)
Total current assets	298,852
Fixed Assets:	
Fixed assets for railway operations	4,575,422
Fixed assets for other operations	364,128
Fixed assets relating to both operations	392,633
Construction in progress	133,811
Investment and other assets:	
Stocks of subsidiaries	153,890
Investment in securities	121,327
Long-term loans receivable	104,103
Long-term prepaid expenses	11,035
Long-term deferred income taxes	147,537
Other investment and other assets	5,090
Allowance for doubtful accounts	(603)
Total investment and other assets	542,380
Total fixed assets	6,008,375
Deferred Assets:	
Bond issue discount	93
Total deferred assets	93
Total Assets	¥6,307,321

Liabilities	*(Millions of yen)*
Current Liabilities:	
Short-term loans	¥72,000
Current portion of long-term loans	102,109
Current portion of long-term liabilities incurred for purchase of railway facilities	142,426
Payables	294,416
Accrued expenses	29,794
Accrued consumption tax	10,326
Accrued income taxes	59,085
Fares deposited with regard to railway connecting services	16,004
Deposits received	9,494
Prepaid railway fares received	104,398
Advances received	59,507
Allowance for bonuses to employees	69,931
Other current liabilities	11,141
Total current liabilities	980,636
Long-term Liabilities:	
Bonds	1,033,960
Long-term loans	750,360
Long-term liabilities incurred for purchase of railway facilities	1,876,233
Accrued severance and retirement benefits	564,555
Other long-term liabilities	72,787
Total long-term liabilities	4,297,896
Total Liabilities	¥5,278,532
Shareholders' Equity	
Common Stock	¥200,000
Capital Surplus:	
Additional paid-in capital	96,600
Total capital surplus	96,600
Earnings Surplus:	
Legal reserve	22,173
Reserve for special depreciation	1,217
Reserve for deferred gain on sales of fixed assets	32,998
General reserve	480,000
Unappropriated retained earnings	167,906
Total earnings surplus	704,296
Net Unrealized Holding Gains on Securities	27,893
Total Shareholders' Equity	1,028,789
Total Liabilities and Shareholders' Equity	¥6,307,321

STATEMENT OF INCOME
(Year ended March 31, 2004)

	(Millions of yen)
Ordinary Items	
Operating revenues and expenses:	
Railway operations:	
Operating revenues	¥1,837,351
Operating expenses	1,557,577
Operating income	279,773
Other operations:	
Operating revenues	59,891
Operating expenses	32,138
Operating income	27,752
Total operating income	307,526
Non-operating income and expenses:	
Non-operating income:	
Interest and dividend income	2,975
Other income	33,896
Total non-operating income	36,871
Non-operating expenses:	
Interest expense	159,119
Other expenses	2,069
Total non-operating expenses	161,189
Ordinary income	¥183,209

	(Millions of yen)
Extraordinary Items	
Extraordinary gains:	
Construction grants received	79,613
Gain on sales of fixed assets	19,068
Other gains	9,304
Total extraordinary gains	107,986
Extraordinary losses:	
Loss from direct deduction from acquisition cost of fixed assets regarding construction grants	73,092
Loss on sales of fixed assets	10,006
Social insurance charges	8,595
Other losses	10,088
Total extraordinary losses	101,783
Income before income taxes	189,412
Income taxes-current	124,716
Income taxes-deferred	(39,624)
Net income	104,319
Unappropriated retained earnings brought forward	75,587
Interim cash dividends	12,000
Unappropriated retained earnings at end of year	¥167,906

NOTES

SIGNIFICANT ACCOUNTING POLICIES

1 Basis and method of valuation of securities

Securities are valued according to the Accounting Standards for Financial Instruments.

Held-to-maturity debt securities: amortized cost method
Equity securities issued by subsidiaries and affiliates: moving average cost method
Available-for-sale securities:

- Securities with market value: market method based on fair market value as of March 31, 2004. (Valuation differences are directly reported as a separate item in shareholders' equity, and the cost of sales is determined by the moving average cost method.)
- Securities without market value: moving average cost method.

2. Basis and method of valuation of inventories

Real estate for sale: identified cost method
Inventories: moving average cost method

3. Method of depreciation and amortization of fixed assets

(1) Tangible fixed assets

Tangible fixed assets are depreciated using the declining balance method; provided, however, that replacement assets included in structures of railway fixed assets are depreciated using the replacement method.

Buildings (excluding fixtures) acquired after April 1, 1998 are depreciated using the straight line method. Methods to determine number of years of useful life and residual value are the same method as stipulated in the Japanese Corporation Tax Law.

(2) Intangible fixed assets

Intangible fixed assets are amortized using the straight line method. Method to determine number of years of useful life is the same method as stipulated in the Japanese Corporation Tax Law.

Software designed for internal use is amortized using the straight line method based on internally expected useful life (five years).

4. Accounting for deferred assets

Expenses for issuance of bonds: Charged to income when paid.
Bond issue discount: Evenly amortized during the life of the bonds.

5. **Accounting for allowances**

(1) Allowance for doubtful accounts

For general receivables, allowance is provided based on past loan loss experience. For receivables from debtors in financial difficulty, allowance is provided for estimated unrecoverable amounts on an individual basis.

(2) Allowance for bonuses to employees

Allowance for bonuses to employees is provided based upon the expected amount to be paid.

(3) Accrued severance and retirement benefits

The Company accrues severance and retirement benefits at the end of this fiscal year in an amount calculated based on the actuarial present value of all severance and retirement benefits attributable to employee services rendered prior to the end of this fiscal year.

Transition obligation is charged to income over 10 years from the year ended March 31, 2001 on a straight-line basis. The balance of unrecognized net transition obligation as of the balance sheet date is ¥289,969 million.

The unrecognized prior service costs is amortized by the straight-line method and charged to income over the number of years which does not exceed the average remaining years of employment at the time when the prior service cost incurred (10 years).

Actuarial gains and losses are recognized in expenses using the straight-line method over constant years (10 years) within the average of the estimated remaining service lives of employees at the time when the actuarial gains and losses are incurred in each period, commencing with the following fiscal year.

6. **Accounting for direct deduction from acquisition cost of fixed assets regarding construction grants**

The Company receives construction grants from local public entities, etc., as a part of construction costs for elevation of rail line for serial overpasses and expansion of railway crossing in its railway operations.

These construction grants are recognized by directly deducting the amount equal to such construction grants from the acquisition cost of fixed assets at the time of completion of construction.

In the statement of income, construction grants are stated in extraordinary gains as "Construction grants received" including the amount received for condemnation, and the amount directly deducted from the acquisition cost of fixed assets are stated in extraordinary loss as "Loss from direct deduction from acquisition cost of fixed assets regarding construction grants" including the reduction for condemnation.

The amount in "Construction grants received" excluding the amount received for condemnation is ¥51,058 million, and the amount in "Loss from direct deduction from acquisition cost of fixed assets regarding construction grants" excluding the reduction for condemnation is ¥50,079 million.

7. **Accounting for consumption tax**

Consumption tax is accounted for by exclusion from each corresponding transaction.

NOTES TO THE BALANCE SHEET

1. All amounts in the Balance Sheet are rounded down to eliminate any amounts less than one million yen.

2. Accumulated depreciation of tangible fixed assets ¥4,818,182 million

3. Fixed assets for business operation

Tangible fixed assets: ¥5,303,441 million

Land:	¥2,077,873 million	Buildings:	¥514,029 million
Structures:	¥2,122,346 million	Rolling stock:	¥380,933 million
Others:	¥208,258 million		

Intangible fixed assets: ¥28,742 million

4. Accumulated amount of construction grants directly deducted from acquisition cost of fixed assets ¥520,820 million

5. Short-term monetary receivables from subsidiaries ¥34,150 million
Long-term monetary receivables from subsidiaries ¥103,997 million

6. Short-term monetary payables to subsidiaries ¥133,496 million
Long-term monetary payables to subsidiaries ¥2,118 million

7. According to the provision of Article 7 of the Supplementary Provision of the Law to Amend Part of the Law Concerning the Passenger Railway Companies and the Japan Freight Railway Company (Law No. 61 of 2001), the entire assets of the Company are pledged as general mortgage for the bonds (including contingent liabilities).

However, bonds issued after December 1, 2001 amounting to ¥316,000 million are unsecured.

8. Contingent liabilities

Original debt under the debt assumption agreements for the bonds issued by the Company: ¥100,000 million

9. Increased net asset value by adoption of the market value as stipulated in Article 124, Item 3 of the Enforcement Regulations of the Commercial Code
¥27,893 million

NOTES TO THE STATEMENT OF INCOME

1. All amounts in the Statement of Income are rounded down to eliminate any amounts less than one million yen.

2.	Operating revenues	¥1,897,242 million
3.	Operating expenses	¥1,589,716 million
	Transportation cost and sales cost	¥972,546 million
	General administrative and selling expenses	¥291,493 million
	Taxes	¥73,142 million
	Depreciation cost	¥252,533 million
4.	Transactions with subsidiaries	
	Operating revenues	¥113,084 million
	Operating expenses	¥208,850 million
	Non-operating transactions with subsidiaries	¥35,691 million
5.	Earnings per share	¥26,035.59
	Basis for calculation of earnings per share	
	Net income	¥104,319 million
	Amount not attributable to common shareholders	¥176 million
	(amount of bonuses to directors in proposal for appropriation of retained earnings included in the above amount	¥176 million)
	Earnings attributable to common shares	¥104,142 million
	Average number of issued and outstanding common shares during the fiscal year	4,000,000 shares

ADDITIONAL INFORMATION

Due to the Ministerial Ordinance for Partial Amendment of the Enforcement Regulations of the Commercial Code (Ministerial Ordinance of the Ministry of Justice No. 23 of 2004), financial statements are prepared in accordance with the amended Enforcement Regulations of the Commercial Code and amended Accounting Regulations for the Railway Business from this fiscal year.

PROPOSAL FOR APPROPRIATION OF RETAINED EARNINGS

	(Yen)
Unappropriated retained earnings at the end of the year	¥167,906,485,044
Reversal of reserve for special depreciation	299,285,394
Reversal of reserve for deferred gain on sales of fixed assets	1,436,475,490
Total	169,642,245,928

The Company will appropriate these amounts as follows:

Dividend (¥3,000 per share)	12,000,000,000
Bonuses to directors (of which to corporate auditors: ¥20,856,000)	176,813,000
Reserve for deferred gain on sales of fixed assets	4,891,105,407
General reserve	50,000,000,000
Total	67,067,918,407
Unappropriated retained earnings to be carried forward	¥102,574,327,521

(Note) On December 10, 2003, an interim dividend of ¥12,000,000,000 (¥3,000 per share was paid to the shareholders.

Copy of Audit Report of Accounting Auditors

(Translation Omitted)

Copy of Audit Report of the Board of Corporate Auditors

(Translation Omitted)

REFERENCE MATERIALS CONCERNING THE EXERCISE OF VOTING RIGHTS

1. The total number of voting rights held by all the shareholders

3,998,375

2. Agenda and Reference Materials

Agenda Item No. 1: Approval of the proposed appropriation of retained earnings for the 17th fiscal year

For the appropriation of earnings, we are taking into consideration enhancement of retained earnings for future development of our business focusing on railway operations on a sound foundation, as well as stable dividend payment to shareholders.

Along with this policy, the content of the proposed agendum is as set forth on page 27.

An interim cash dividend of ¥3,000 per share was paid in December 2003, adding ¥500 to the ordinary dividend of ¥2,500 paid up to the previous period. The year-end dividend for the 17th fiscal year is proposed to also be ¥3,000 per share, adding ¥500 to the ordinary dividend of ¥2,500 paid up to the previous period.

Agenda Item No. 2: Acquisition of the Company's Own Shares

In order to prepare for the share exchanges to acquire minority interests in subsidiaries and for other purposes, the Company proposes to acquire up to 10,000 shares of its common stock with a total acquisition cost of not more than ¥8 billion, from the time of conclusion of this general meeting to the conclusion of the next ordinary general meeting of shareholders, pursuant to Article 210 of the Commercial Code of Japan.

Agenda Item No. 3: Partial amendments to the Articles of Incorporation

(1) Explanation of Amendment

1) As the acquisition of own stock by a resolution of the board of directors as authorized by the Articles of Incorporation has been approved in the recently enforced "Law to Partially Amend the Commercial Code and Law for Special Exceptions to the Commercial Code concerning Audit, etc., of Joint Stock Corporations (Kabushiki Kaisha)" (Law No. 132 of 2003), necessary amendments are proposed to enable acquisition of the Company's own shares by a resolution of the board of directors for the flexible implementation of capital policy corresponding to the change of future management environment.

2) As the new Article 6 will be added, it is proposed to renumber other relevant articles.

(2) Content of Amendment

The proposed amendment is as follows.

(Parts to be amended are underlined.)

Current Provisions	Proposed Amendments
(added)	Article 6. Acquisition of the Company's own stock The Company may acquire shares of its own stock by a resolution of the board of directors pursuant to Article 211-3, Paragraph 1, Item 2 of the Commercial Code.
Article 6 to Article 22 (text omitted)	Article 7 to Article 23 (same as present)
Article 23. Election of Statutory Auditors Paragraph 1 of Article 17 hereof shall apply as well to the Statutory Auditors.	Article 24. Election of Statutory Auditors Paragraph 1 of Article 18 hereof shall apply as well to the Statutory Auditors.
Article 24 to Article 29 (text omitted)	Article 25 to Article 30 (same as present)
Supplementary Provisions (Transitional measures regarding term of office of the Statutory Auditors) The term of office of Statutory Auditors provided in Article 24 shall be in accordance with Article 7 of the Supplementary Provisions of the Law to Partially Amend the Commercial Code and Law for Special Exceptions to the Commercial Code concerning Audit, etc., of Joint Stock Corporations (Kabushiki Kaisha)" (Law No. 149 of 2001).	Supplementary Provisions (Transitional measures regarding term of office of the Statutory Auditors) The term of office of Statutory Auditors provided in Article 25 shall be in accordance with Article 7 of the Supplementary Provisions of the Law to Partially Amend the Commercial Code and Law for Special Exceptions to the Commercial Code concerning Audit, etc., of Joint Stock Corporations (Kabushiki Kaisha)" (Law No. 149 of 2001).

Agenda Item No. 4: Election of twenty-three (23) Directors

As Mr. Yasutomo Shirakawa, Director, resigned as of May 9, 2004 and the term of office of all twenty-six (26) Directors will expire at the conclusion of this Ordinary General Meeting of Shareholders, it is proposed to elect twenty-three (23) Directors.

The candidates for Directors are as follows:

No. of Candidate	Name (Date of Birth)	Brief Personal Record (Representation of other companies, if any)	Number of the Company's shares owned by Candidate
1	Masatake Matsuda (January 9, 1936)	April 1961 Entered Japanese National Railways February 1983 Manager of Management Planning Office March 1985	37 shares

No. of Candidate	Name (Date of Birth)	Brief Personal Record (Representation of other companies, if any)	Number of the Company's shares owned by Candidate
		Manager of Planning Division, Hokkaido General Office November 1985 Manager of Management Planning Office and Deputy General Manager of Reorganization Implementation Office February 1986 General Manager of Reorganization Implementation Office April 1987 Executive Director and Director General of Corporate Planning Headquarters June 1990 Executive Vice President and Representative Director June 1993 President and Representative Director and Director General of Railway Operations Headquarters June 1995 President and Representative Director June 2000 Chairman and Director (continuing to the present)	
2	Yoshio Ishida (May 24, 1943)	April 1967 Entered Japanese National Railways February 1987 Manager of Operation Division, South Tokyo Railways Management Office April 1987 Entered the Company, Manager of Transportation Department, Tokyo Operation Headquarters April 1988 Manager of Transport & Rolling Stock Division, Tokyo Operation Headquarters February 1989 General Manager of Transport Safety Department, Railway Operations Headquarters June 1991 General Manager of Transport & Rolling Stock Department, Railway Operations Headquarters May 1992 General Manager of Takasaki Branch	30 shares

No. of Candidate	Name (Date of Birth)	Brief Personal Record (Representation of other companies, if any)	Number of the Company's shares owned by Candidate
		Office June 1992 Director and General Manager of Takasaki Branch Office June 1994 Director and General Manager of Transport & Rolling Stock Department, Railway Operations Headquarters June 1995 Director and Deputy Director General of Railway Operations Headquarters and General Manager of Transport & Rolling Stock Department, Railway Operations Headquarters June 1997 Executive Director and General Manager of Tokyo District Head Office April 1998 Executive Director and General Manager of Tokyo Branch Office June 2000 Executive Vice President and Representative Director and Director General of Railway Operations Headquarters (continuing to the present)	
3	Mutsutake Otsuka (January 5, 1943)	April 1965 Entered Japanese National Railways December 1982 Assistant to Director of Accounting Office June 1985 Secretary of Office of President April 1987 Entered the Company, General Manager of Finance Department June 1990 Director and General Manager of Personnel Department June 1992 Executive Director and General Manager of Personnel Department January 1994 Executive Director June 1996 Executive Director and Deputy Director General of Corporate Planning Headquarters	48 shares

No. of Candidate	Name (Date of Birth)	Brief Personal Record (Representation of other companies, if any)	Number of the Company's shares owned by Candidate
		June 1997 Executive Vice President and Representative Director and Director General of Corporate Planning Headquarters June 2000 President and Representative Director (continuing to the present)	
4	Satoshi Seino (September 30, 1947)	April 1970 Entered Japanese National Railways November 1985 Manager of General Affairs Division, Sendai Railways Management Office April 1987 Entered the Company, Manager of General Affairs Division, Tohoku District Head Office March 1988 Manager of General Affairs Division, General Affairs Department June 1991 General Manager of General Affairs Department May 1992 General Manager of Finance Department January 1994 General Manager of Personnel Department June 1996 Director and General Manager of Personnel Department and Human Resources Development Department June 1997 Director and General Manager of Personnel Department June 2000 Executive Director June 2002 Executive Vice President and Representative Director and Director General of Corporate Planning Headquarters (continuing to the present)	42 shares
5	Makoto Natsume (August 10, 1947)	July 1971 Entered Japanese National Railways November 1985 Assistant of Document Section, Office of President	36 Shares

No. of Candidate	Name (Date of Birth)	Brief Personal Record (Representation of other companies, if any)	Number of the Company's shares owned by Candidate
		April 1987 Entered the Company, Manager of General Affairs Division, General Affairs Department March 1988 Manager of Personnel Division, Personnel Department June 1991 General Manager of Investment Planning Department, Corporate Planning Headquarters June 1996 Director and General Manager of Management Administration Department, Corporate Planning Headquarters June 2000 Executive Director and Deputy Director General of Corporate Planning Headquarters June 2002 Executive Director June 2003 Executive Vice President and Representative Director and Director General of Life-style Business Development Headquarters (continuing to the present)	
6	Nobuyuki Hashiguchi (March 10, 1947)	April 1969 Entered Japanese National Railways March 1985 Assistant of Development Engineering Section, Construction Department April 1987 Entered the Company, Manager of Civil Engineering Division, Construction Department June 1989 Manager of Management Division, Construction Department May 1992 General Manager of Health & Welfare Department June 1996 Director and General Manager of Morioka Branch Office June 1998	27 shares

No. of Candidate	Name (Date of Birth)	Brief Personal Record (Representation of other companies, if any)	Number of the Company's shares owned by Candidate
		Director and General Manager of Construction Department June 2000 Executive Director and General Manager of Sendai Branch Office June 2002 Executive Director and Deputy Director General of Railway Operations Headquarters (continuing to the present)	
7	Hiroshi Okawa (October 26, 1947)	April 1971 Entered Japanese National Railways February 1986 Manager of Depot Section, Tokyo First Engineering Department April 1987 Entered the Company, Senior Engineer of Tokyo Engineering Office March 1988 Manager of General Affairs Section, Tokyo Engineering Office February 1989 Deputy General Manager of Tokyo Engineering Office May 1992 General Manager of Investment Planning Department, Corporate Planning Headquarters June 1996 General Manager of Investment Planning Department, Corporate Planning Headquarters June 1998 Director and General Manager of Tokyo Engineering Office October 1999 Director and General Manager of Chiba Branch Office June 2002 Executive Director and General Manager of Tokyo Branch Office (continuing to the present) *Representation of other companies: President and Representative Director of JR Tokyo Planning and Development Co., Ltd.	23 shares
8	Tetsujiro Tani	April 1972	21 shares

No. of Candidate	Name (Date of Birth)	Brief Personal Record (Representation of other companies, if any)	Number of the Company's shares owned by Candidate
	(August 7, 1949)	Entered Japanese National Railways February 1986 Assistant of Budget Section, Accounting Department April 1987 Entered the Company, Deputy General Manager of Takasaki Operation Department March 1988 Manager of Planning Division, Marketing Department, Railway Operations Headquarters June 1991 Manager of General Affairs Division, Tokyo District Head Office June 1995 General Manager of Finance Department June 1998 General Manager of General Affairs Department June 2000 Director and General Manager of General Affairs Department June 2002 Executive Director and General Manager of General Affairs Department June 2003 Executive Director (continuing to the present)	
9	Yoshiaki Arai (September 1, 1946)	April 1966 Entered Japanese National Railways April 1987 Entered the Company October 1987 Deputy Manager of Personnel Section, General Affairs Division, Tokyo Operation Headquarters December 1988 Deputy Manager of Personnel Section, Personnel Department December 1993 Deputy Manager of Personnel Section, Personnel Department October 1997 Manager of Business Management Division, Tokyo District Head Office	12 shares

No. of Candidate	Name (Date of Birth)	Brief Personal Record (Representation of other companies, if any)	Number of the Company's shares owned by Candidate
		April 1998 Manager of Business Management Division , Tokyo Branch Office June 2000 Director and General Manager of Life-style Business Development Headquarters June 2002 Executive Director and Deputy Director General of Life-style Business Development Headquarters (continuing to the present) *Representation of other companies: President and Representative Director of JR East Logistics Platform Co., Ltd. President and Representative Director of JR East Station Retailing Co., Ltd.	
10	Nobuyuki Sasaki (February 8, 1948)	April 1972 Entered Japanese National Railways December 1985 Assistant of Management Section, Business Management Department April 1987 Entered the Company, Manager of Business Management Department, Related Operations Headquarters April 1988 Manager of Planning Division, Human Resources Development Department February 1989 Manager of Labor Division, Personnel Department June 1991 Manager of Personnel Division, Personnel Department December 1994 General Manager of Public Relations Department June 1997 General Manager of Life-style Business Development Headquarters June 1998 General Manager of Finance Department June 2000 Director and General Manager of Personnel Department October 2002	14 shares

No. of Candidate	Name (Date of Birth)	Brief Personal Record (Representation of other companies, if any)	Number of the Company's shares owned by Candidate
		Director and General Manager of Personnel Department and Director of JR East General Education Center June 2003 Executive Director (continuing to the present)	
11	Tetsuro Tomita (October 10, 1951)	April 1974 Entered Japanese National Railways December 1985 Senior Staff of Management Planning Office April 1987 Entered the Company, Manager of Personnel Section, General Affairs Division, Tokyo Operation Headquarters April 1988 Manager of Station Operation Division, Tokyo Operation Headquarters February 1989 Manager of Management Administration Department, Corporate Planning Headquarters December 1994 Manager of Personnel Division, Personnel Department June 1998 General Manager of Life-style Business Development Headquarters June 2000 Director and General Manager of Management Administration Department, Corporate Planning Headquarters June 2003 Executive Director and Deputy Director General of Corporate Planning Headquarters *Representation of other companies President and Representative Director of JR East Management Service Co., Ltd.	14 shares
12	Masanori Tanaka (June 1, 1950)	April 1973 Entered Japanese National Railways December 1986 Assistant of Office of Incorporation of East Japan Railways Corporation April 1987 Entered the Company, Deputy Manager of	9 shares

No. of Candidate	Name (Date of Birth)	Brief Personal Record (Representation of other companies, if any)	Number of the Company's shares owned by Candidate
		Management Division, Construction Department February 1988 Deputy Manager of Management Division, Construction Department April 1990 Manager of Engineering Division, Tohoku District Head Office May 1992 Deputy General Manager of Tokyo Engineering Office June 1996 General Manager of Investment Planning Department, Corporate Planning Headquarters June 1998 General Manager of Investment Planning Department, Corporate Planning Headquarters November 2000 Deputy General Manager of Tokyo Branch Office April 2001 General Manager of Omiya Branch Office June 2001 Director and General Manager of Omiya Branch Office *Representation of other companies: President and Representative Director of JR Utsunomiya Planning and Development Co., Ltd.	
13	Masaki Ogata (February 16, 1952)	April 1974 Entered Japanese National Railways August 1986 Assistant of Document Section, Office of President April 1987 Entered the Company, Manager of Management Division, Transport & Rolling Stock Department, Railway Operations Headquarters September 1990 Manager of Service Division , Marketing Department, Railway Operations Headquarters June 1991	12 shares

No. of Candidate	Name (Date of Birth)	Brief Personal Record (Representation of other companies, if any)	Number of the Company's shares owned by Candidate
		Manager of Investment Planning Department, Corporate Planning Headquarters June 1994 Manager of Transport & Rolling Stock Division, Tokyo District Head Office June 1996 Manager of Labor Division, Personnel Department June 1997 Manager of Planning Division, Transport & Rolling Stock Department, Railway Operations Headquarters June 1998 General Manager of Transport Safety Department, Railway Operations Headquarters June 2000 General Manager of Public Relations Department June 2002 Director and General Manager of Transport & Rolling Stock Department, Railway Operations Headquarters (continuing to the present)	
14	Masahiko Ogura (February 3, 1952)	April 1974 Entered the Company April 1986 Manager of Line Maintenance Section, Facility Division, South Tokyo Railways Management Office April 1987 Entered the Company, Manager of Line Maintenance Section, Facility Division, Tokyo Operation Headquarters April 1988 Manager of Engineering Division, Morioka Branch Office April 1990 Deputy Manager of Transport Safety Department, Railway Operations Headquarters February 1991 Manager of Line Maintenance Division, Facility Electricity Department, Railway Operations Headquarters	9 shares

No. of Candidate	Name (Date of Birth)	Brief Personal Record (Representation of other companies, if any)	Number of the Company's shares owned by Candidate
		June 1993 Manager of Planning Division, Planning Department, Related Operations Headquarters June 1997 Manager of Planning and Environmental Division, Facilities Department, Railway Operations Headquarters June 1998 General Manager of Facilities Department, Railway Operations Headquarters June 2000 General Manager of Facilities Department, Railway Operations Headquarters June 2002 Director and General Manager of Yokohama Branch Office (continuing to the present)	
15	Toru Sekine (October 8, 1943)	December 1963 Entered Japanese National Railways April 1987 Entered the Company February 1989 Deputy Manager of Transport Section, Transport and Rolling Stock Division, Tokyo Operation Headquarters February 1992 Manager of Sales Section, Marketing Division, Tokyo District Head Office March 1995 Stationmaster of Shinagawa Station, Tokyo District Head Office February 1997 Stationmaster of Omiya Station, Tokyo District Head Office August 1999 Manager of Transport and Rolling Stock ,Division Tokyo Branch Office June 2001 Director and Stationmaster of Tokyo Station, Tokyo Branch Office (continuing to the present)	26 shares
16	Shunichi Suzuki (December 7, 1949)	April 1973 Entered Japanese National Railways April 1986 Assistant of Line Maintenance Section,	17 shares

No. of Candidate	Name (Date of Birth)	Brief Personal Record (Representation of other companies, if any)	Number of the Company's shares owned by Candidate
		Facility Department April 1987 Entered the Company, Deputy Manager of Line Maintenance Division, Facility Electricity Department, Railway Operations Headquarters March 1988 Manager of Engineering Division, Niigata Branch Office April 1990 Manager of Technology Development Department, Corporate Planning Headquarters September 1992 Manager of Marketing Division, Chiba Branch Office June 1994 Manager of Management Division, Facility Electricity Department, Railway Operations Headquarters June 1997 Manager of Facility Division, Tokyo District Head Office June 2000 General Manager of Inquiry & Audit Department June 2002 Director and General Manager of Chiba Branch Office (continuing to the present)	
17	Yoichi Minami (June 23, 1950)	April 1974 Entered Japan Airlines Co., Ltd. June 1988 Manager of Sales Division, Marketing Department, Railway Operations Headquarter of the Company February 1989 Manager of Travel Business Division, Marketing Department, Railway Operations Headquarters September 1990 Manager of Travel Business Division, Tokyo District Head Office May 1992 Entered the Company, Manager of Travel Business Division, Tokyo District Head Office	10 shares

No. of Candidate	Name (Date of Birth)	Brief Personal Record (Representation of other companies, if any)	Number of the Company's shares owned by Candidate
		July 1994 Manager of Marketing Division, Tohoku District Head Office June 1997 General Manager of Credit Card Department June 2002 Director and General Manager of Marketing Department, Railway Operations Headquarters (continuing to the present)	
18	Kazuyuki Kogure (September 3, 1951)	April 1976 Entered Japanese National Railways February 1987 Assistant of Accounting Section, Accounting Department April 1987 Entered the Company Deputy Manager of Accounting Division, Finance Department June 1989 Deputy Manager of General Affairs Division, General Affairs Department May 1992 Manager of General Affairs Division, General Affairs Department October 1993 Manager of Stock Division, General Affairs Department January 1995 Manager of Finance Division, Finance Department June 1998 Manager of Accounting & Budget Division, Finance Department June 2001 General Manager of Finance Department June 2003 Director and General Manager of Management Administration Department, Corporate Planning Headquarters (continuing to the present)	14 shares
19	Katsumi Asai (October 28, 1953)	April 1977 Entered Japanese National Railways December 1986	11 shares

No. of Candidate	Name (Date of Birth)	Brief Personal Record (Representation of other companies, if any)	Number of the Company's shares owned by Candidate
		Assistant of Office of Incorporation of East Japan Railway Corporation April 1987 Entered the Company Senior Staff of Investment Planning Department, Corporate Planning Headquarters February 1989 Deputy Manager of Investment Planning Department, Corporate Planning Headquarters April 1990 Manager of General Affairs Division, Morioka Branch Office April 1993 Manager of Human Resources Development Department June 1994 Manager of Business Management Division, Tokyo District Head Office June 1995 Manager of General Affairs Division, Tokyo District Head Office June 1998 Manager of Management Administration Department, Corporate Planning Headquarters June 2000 Manager of General Affairs Department April 2003 Deputy General Manager of General Affairs Department June 2003 Director and General Manager of Personnel Department, Director of JR East General Education Center (continuing to the present)	
20	Koichi Sasaki (November 13, 1950)	April 1974 Entered Japanese National Railways March 1984 Assistant of Information System Department April 1987 Entered the Company, Deputy Manager of Signal Communication Division, Facility Electricity Department, Railway	1 share

No. of Candidate	Name (Date of Birth)	Brief Personal Record (Representation of other companies, if any)	Number of the Company's shares owned by Candidate
		Operations Headquarters June 1990 Deputy Manager of Signal Communication Division, Facility Electricity Department, Railway Operations Headquarters August 1990 Manager of Engineering Division , Tohoku District Head Office June 1993 Manager of Signal Communication Division, Facility Electricity Department, Railway Operations Headquarters June 1997 Manager of Electric Facility Division, Facilities Department, Railway Operations Headquarters February 1998 Manager of Planning Division, Transport & Rolling Stock Department, Railway Operations Headquarters June 1998 General Manager of Transport & Rolling Stock Department, Railway Operations Headquarters April 2001 General Manager of Facilities Department, Railway Operations Headquarters June 2002 General Manager of Facilities Department, Railway Operations Headquarters (continuing to the present)	
21	Tsugio Sekiji (August 13, 1953)	April 1977 Entered Japanese National Railways February 1986 Assistant of Document Section, Office of President April 1987 Entered the Company, Deputy Manager of Management Section, Transport Division, Tokyo Operation Headquarters August 1987 Manager of Management Section, Transport Division, Tokyo Operation Headquarters April 1988 Deputy Manager of Planning Division,	3 shares

No. of Candidate	Name (Date of Birth)	Brief Personal Record (Representation of other companies, if any)	Number of the Company's shares owned by Candidate
		Human Resources Development Department May 1990 Deputy Manager of Personnel Division, Personnel Department June 1991 Deputy Manager of Personnel Section, Personnel Department June 1993 Manager of General Affairs Division, Niigata Branch Office January 1997 Manager of Investment Planning Department, Corporate Planning Headquarters June 2000 Manager of Personnel Department April 2003 Deputy General Manager of Personnel Department June 2003 General Manager of Life-style Business Development Headquarters (continuing to the present)	
22	Shoichiro Yoshida (August 25, 1932)	April 1956 Entered Nihon Kogaku Kogyo Kabushiki Kaisha (presently Nikon Corp.) June 1983 Director and General Manager of Precision Business Department June 1987 Executive Director June 1989 Senior Executive Director and Representative Director June 1993 Executive Vice President and Representative Director June 1995 Director of the Company June 1997 President and Representative Director of Nikon Corp. June 2001 Chairman, Representative Director and CEO of Nikon Corp.	8 shares

No. of Candidate	Name (Date of Birth)	Brief Personal Record (Representation of other companies, if any)	Number of the Company's shares owned by Candidate
		June 2002 Director of the Company (continuing to the present) *Representation of other companies Chairman, Representative Director and CEO of Nikon Corp.	
23	Takeshi Inoo (September 11, 1939)	April 1962 Entered Isuzu Motors Limited January 1990 Director January 1993 Executive Director June 1995 Senior Executive Director April 1998 Executive Vice President and Director June 1998 President and Representative Director December 2000 Vice Chairman and Director June 2001 Chairman and Director June 2002 Director of the Company (continuing to the present) June 2002 Senior Advisor of Isuzu Motors Limited	4 shares

(Note)

There is no special interest between the Company and any of the above candidates.

Mr. Shoichiro Yoshida and Mr. Takeshi Inoo, candidates, meet the requirements for outside directors provided in Item 7-2, Paragraph 2, Article 188 of the Commercial Code.

Agenda Item No. 5: Payment of retirement benefits to Directors and Corporate Auditors

It is proposed that appropriate retirement benefits be paid to Mr. Yasutomo Shirakawa for his service as Executive Director who resigned as of May 9, 2004, and Mr. Yukio Arimori, Executive Director, Mr. Atsuhiko Kano, Mr. Shinichi Shimizu, Mr. Takao Kubo and Mr. Takao Saito, Directors, who will retire at the conclusion of this Ordinary General Meeting of Shareholders, for their services each in accordance with the Company's regulations and its customary practices. It is proposed that the details of each such payment, including the amount, time and method of payment, be discussed and determined by the Board of Directors.

Additionally, the Company's board of directors resolved at its meeting held on April 16, 2004 that the Company's retirement benefit scheme for Directors and Corporate Auditors will be abolished at the conclusion of this Ordinary General Meeting and their remuneration will be paid based on their service during their term of office. Accordingly, it is proposed that appropriate retirement benefits be paid to Messrs. Masatake Matsuda, Yoshio Ishida, Mutsutake Otsuka, Satoshi Seino, Makoto Natsume, Nobuyuki Hashiguchi, Hiroshi Okawa, Tetsujiro Tani, Yoshiaki Arai, Nobuyuki Sasaki, Tetsuro Tomita, Masanori Tanaka, Masaki Ogata, Masahiko Ogura, Toru Sekine, Shunichi Suzuki, Yoichi Minami, Kazuyuki Kogure, Katsumi Asai, Shoichiro Yoshida and Takeshi Inoo, 21 Directors who will be reappointed upon approval of the Agenda No. 4 hereto, and Messrs. Toshiaki Omori and Jiro Bando, 2 Full-time Corporate Auditors and Messrs. Kiyoshi Uetani, Tsutoo Matsumoto and Shinobu Hasegawa, 3 Corporate Auditors who are in the middle of their term of office, based on the number of years in office up to the conclusion of this Ordinary General Meeting, each in accordance with the Company's regulations. It is proposed that the details of each such payment, including the amount, timing and method of payment, be discussed and determined by the Board of Directors with respect to Directors and by consultation of Corporate Auditors with respect to Corporate Auditors.

The brief personal records of the retiring Directors are as follows:

Name	Brief Personal Record	
Yasutomo Shirakawa	June 1997	Director of the Company, General Manager of Transport & Rolling Stock Department, Railway Operations Headquarter
	June 2002	Executive Director of the Company, Deputy Director General of Railway Operations Headquarter
	May 2004	Retired from the office of Executive Director of the Company
Yukio Arimori	June 1998	Director of the Company, General Manager of Technology Development Department, Corporate Planning Headquarters, Director of Safety Research Institute
	December 2001	Director of the Company, General Manager of Technology Planning Department, Corporate Planning Headquarters, Executive Director of Research & Development Center of JR East Group
	June 2002	Executive Director of the Company, General Manager of Technology Planning Department, Corporate Planning Headquarters, Executive Director of Research & Development Center of JR East Group (continuing to the present)
Atsuhiko Kano	June 2000	Director of the Company, General Manager of Life-style Business Development Headquarters

Name		Brief Personal Record
	April 2003	Director of the Company, General Manager of Life-style Business Development Headquarters (continuing to the present)
Shinichi Shimizu	June 2000	Director of the Company, General Manager of Marketing Department, Railway Operations Headquarters
	June 2002	Director of the Company, General Manager of Sendai Branch Office (continuing to the present)
Takao Kubo	June 2001	Director of the Company, General Manager of Mito Branch Office (continuing to the present)
Takao Saito	June 2001	Director of the Company, General Manager of Nagano Branch Office (continuing to the present)

The brief personal records of the Directors who will be reappointed upon approval of the Agenda Item No. 4 and Corporate Auditors who are in the middle of their term of office are as follows:

Masatake Matsuda	April 1987	Executive Director and Director General of Corporate Planning Headquarters
	June 1990	Executive Vice President and Representative Director
	June 1993	President and Representative Director and Director General of Railway Operations Headquarters
	June 1995	President and Representative Director
	June 2000	Chairman and Director (continuing to the present)
Yoshio Ishida	June 1992	Director and General Manager of Takasaki Branch Office
	June 1994	Director and General Manager of Transport & Rolling Stock Department, Railway Operations Headquarters
	June 1995	Director and Deputy Director General of Railway Operations Headquarters and General Manager of Transport & Rolling Stock Department, Railway Operations Headquarters

	June 1997	Executive Director and General Manager of Tokyo District Head Office
	April 1998	Executive Director and General Manager of Tokyo Branch Office
	June 2000	Executive Vice President and Representative Director and Director General of Railway Operations Headquarters (continuing to the present)
Mutsutake Otsuka	June 1990	Director and General Manager of Personnel Department
	June 1992	Executive Director and General Manager of Personnel Department
	January 1994	Executive Director
	June 1996	Executive Director and Deputy Director General of Corporate Planning Headquarters
	June 1997	Executive Vice President and Representative Director and Director General of Corporate Planning Headquarters
	June 2000	President and Representative Director (continuing to the present)
Satoshi Seino	June 1996	Director and General Manager of Personnel Department and Human Resources Development Department
	June 1997	Director and General Manager of Personnel Department
	June 2000	Executive Director
	June 2002	Executive Vice President and Representative Director and Director General of Corporate Planning Headquarters (continuing to the present)
Makoto Natsume	June 1996	Director and General Manager of Management Administration Department, Corporate Planning Headquarters
	June 2000	Executive Director and Deputy Director General Manager of Corporate Planning Headquarters
	June 2002	Executive Director
	June 2003	Executive Vice President and Representative Director and Director General of Life-style Business Development Headquarters (continuing to the present)
Nobuyuki	June 1996	Director and General Manager of Morioka

Hashiguchi		Branch Office
	June 1998	Director and General Manager of Construction Department
	June 2000	Executive Director and General Manager of Sendai Branch Office
	June 2002	Executive Director and Deputy Director General of Railway Operations Headquarters (continuing to the present)
Hiroshi Okawa	June 1998	Director and General Manager of Tokyo Engineering Office
	October 1999	Director and General Manager of Chiba Branch Office
	June 2002	Executive Director and General Manager of Tokyo Branch Office (continuing to the present)
Tetsujiro Tani	June 2000	Director and General Manager of General Affairs Department
	June 2002	Executive Director and General Manager of General Affairs Department
	June 2003	Executive Director (continuing to the present)
Yoshiaki Arai	June 2000	Director and General Manager of Life-style Business Development Headquarters
	June 2002	Executive Director and Deputy Director General of Life-style Business Development Headquarters (continuing to the present)
Nobuyuki Sasaki	June 2000	Director and General Manager of Personnel Department
	October 2002	Director and General Manager of Personnel Department and Director of JR East General Education Center
	June 2003	Executive Director (continuing to the present)
Tetsuro Tomita	June 2000	Director and General Manager of Management Administration Department, Corporate Planning Headquarters
	June 2003	Executive Director and Deputy Director General of Corporate Planning Headquarters
Masanori Tanaka	June 2001	Director and General Manager of Omiya Branch Office
Masaki Ogata	June 2002	Director and General Manager of Transport & Rolling Stock Department, Railway Operations Headquarters (continuing to the present)

Masahiko Ogura	June 2002	Director and General Manager of Yokohama Branch Office (continuing to the present)
Toru Sekine	June 2001	Director and Stationmaster of Tokyo Station, Tokyo Branch Office (continuing to the present)
Shunichi Suzuki	June 2002	Director and General Manager of Chiba Branch Office (continuing to the present)
Yoichi Minami	June 2002	Director and General Manager of Marketing Department, Railway Operations Headquarters (continuing to the present)
Kazuyuki Kogure	June 2003	Director and General Manager of Management Administration Department, Corporate Planning Headquarters (continuing to the present)
Katsumi Asai	June 2003	Director and General Manager of Personnel Department, Director of JR East General Education Center (continuing to the present)
Shoichiro Yoshida	June 2002	Director of the Company (continuing to the present)
Takeshi Inoo	June 2002	Director of the Company (continuing to the present)
Toshiaki Omori	June 2003	Full-time Corporate Auditor of the Company (continuing to the present)
Jiro Bando	June 2003	Full-time Corporate Auditor of the Company (continuing to the present)
Kiyoshi Uetani	June 2002	Corporate Auditor of the Company (continuing to the present)
Tsutoo Matsumoto	June 2002	Corporate Auditor of the Company (continuing to the present)
Shinobu Hasegawa	June 2003	Corporate Auditor of the Company (continuing to the present)

Agenda Item No. 6: Amendment of the remuneration amount to be paid to Corporate Auditors

The remuneration amount to be paid to the Corporate Auditors of the Company has been up to 9 million yen per month as resolved at the 10th Ordinary General Meeting of Shareholders held on June 27, 1997. In light of various factors including abolishment of the retirement benefits to Directors and Corporate Auditors, it is proposed that such amount be increased to up to 11 million yen per month. Current number of the Corporate Auditors is five (5).

TRANSLATION

June 23, 2004

TO OUR SHAREHOLDERS:

East Japan Railway Company
2-2, Yoyogi 2-chome
Shibuya-ku, Tokyo
Japan

Mutsutake Otsuka
President and CEO

Notice of Resolutions at the 17th Ordinary General Meeting of Shareholders

This is to inform you that, at the Company's 17th Ordinary General Meeting of Shareholders held on the date hereof, reports were made and resolutions were adopted as described below.

Particulars

Matters reported: Presentation of Business Report, Balance Sheet and Statement of Income for the 17th fiscal year from April 1, 2003 through March 31, 2004

Contents of the above statements were reported.

Matters resolved:

Agenda Item No. 1: Approval of the proposed appropriation of retained earnings for the 17th fiscal year

Approved as proposed. The year-end dividend shall be ¥3,000 per share.

Agenda Item No. 2: Acquisition of the Company's own shares

Approved as proposed. The Company will acquire up to 10,000 shares of its common stock with a total acquisition cost of not more than ¥8 billion, from the time of conclusion of the present ordinary general meeting of shareholders to the conclusion of the next ordinary general meeting of shareholders.

Agenda Item No. 3: Partial amendments to the Articles of Incorporation

Approved as proposed. Following amendments were made to the Articles of Incorporation in accordance with the amendments to the Commercial Code.

As the acquisition of own stock by a resolution of the board of directors as authorized by the Articles of Incorporation has been approved, a provision was added to enable acquisition of the Company's own shares by a resolution of the board of directors.

Agenda Item No. 4: Election of twenty-three (23) Directors

As proposed, Messrs. Masatake Matsuda, Yoshio Ishida, Mutsutake Otsuka, Satoshi Seino, Makoto Natsume, Nobuyuki Hashiguchi, Hiroshi Okawa, Tetsujiro Tani, Yoshiaki Arai, Nobuyuki Sasaki, Tetsuro Tomita, Masanori Tanaka, Masaki Ogata, Masahiko Ogura, Toru Sekine, Shunichi Suzuki, Yoichi Minami, Kazuyuki Kogure, Katsumi Asai, Koichi Sasaki, Tsugio Sekiji, Shoichiro Yoshida and Takeshi Inoo were elected as Directors and assumed their offices.

Agenda Item No. 5: Payment of retirement benefits to Directors and Corporate Auditors

As proposed, appropriate retirement benefits shall be paid to Messrs. Yasutomo Shirakawa, Yukio Arimori, Atsuhiko Kano, Shinichi Shimizu, Takao Kubo and Takao Saito for their services as Directors, each in accordance with the Company's regulations and its customary practices; and the details of each such payment, including the amount, time and method of payment, shall be discussed and determined by the Board of Directors.

As also proposed, appropriate retirement benefits shall be paid to Messrs. Masatake Matsuda, Yoshio Ishida, Mutsutake Otsuka, Satoshi Seino, Makoto Natsume, Nobuyuki Hashiguchi, Hiroshi Okawa, Tetsujiro Tani, Yoshiaki Arai, Nobuyuki Sasaki, Tetsuro Tomita, Masanori Tanaka, Masaki Ogata, Masahiko Ogura, Toru Sekine, Shunichi Suzuki, Yoichi Minami, Kazuyuki Kogure, Katsumi Asai, Shoichiro Yoshida and Takeshi Inoo, 21 Directors who were reappointed, and Messrs. Toshiaki Omori, Jiro Bando, Kiyoshi Uetani, Tsutoo Matsumoto and Shinobu Hasegawa, 5 Corporate Auditors who are in the middle of their term of office, based on the number of years in office up to the conclusion of the present ordinary general meeting of shareholders, each in accordance with the Company's regulations and its customary practices, and the details of each such payment, including the amount, time and method of payment, shall be discussed and determined by the Board of Directors with respect to Directors and by consultation of Corporate Auditors with respect to Corporate Auditors.

Agenda Item No. 6: Amendment of the remuneration amount to be paid to Corporate Auditors

Approved as proposed. The remuneration amount to be paid to the Corporate Auditors was increased to up to 11 million yen per month.

Additional Information

1. At the meeting of the Board of Directors held following the conclusion of the present ordinary general meeting of shareholders, following persons were elected as a Representative Director/Directors with executive position and assumed their offices as follows:

Chairman and Director	Masatake Matsuda
Vice Chairman and Director	Yoshio Ishida
President and Representative Director	Mutsutake Otsuka
Executive Vice President and Representative Director	Satoshi Seino
Executive Vice President and Representative Director	Makoto Natsume
Executive Vice President and Representative Director	Nobuyuki Hashiguchi
Executive Director	Hiroshi Okawa
Executive Director	Tetsujiro Tani
Executive Director	Yoshiaki Arai
Executive Director	Nobuyuki Sasaki
Executive Director	Tetsuro Tomita
Executive Director	Masanori Tanaka
Executive Director	Masaki Ogata
Executive Director	Masahiko Ogura